Exhibit 99.1

Press Release

ENLIGHT RENEWABLE ENERGY REPORTS
THIRD QUARTER 2023 FINANCIAL RESULTS

All of the amounts disclosed in this press release are in U.S. dollars unless otherwise noted

TEL AVIV, ISRAEL, November 20, 2023 – Enlight Renewable Energy Ltd. (NASDAQ: ENLT, TASE: ENLT) today reported financial results for the third quarter ended September 30, 2023.

The Company’s quarterly earnings materials and a link to the earnings webcast, which will be held today at 8:00 AM ET, may be found on the investor relations section of Enlight’s website at https://enlightenergy.co.il/data/financial-reports/

Financial Highlights

3 months ending September 30, 2023

•	Reaffirming full year 2023 guidance

•	Revenue of $58m, up 3% year over year

•	Net income of $26m, up 35% year over year

•	Adjusted EBITDA* of $47m, up 32% year over year.

•	Cash flow from operation of $31m, up 57% year over year.

9 months ending September 30, 2023

•	Revenue of $182m, up 39% year over year.

•	Net income of $82m, up 201% year over year

•	Adjusted EBITDA* of $142m, up 64% year over year

•	Cash flow from operation of $126m, up 135% year over year.

Business Developments

Access to Capital

•
Definitive documentation finalized for project finance on the solar portion of Project Atrisco (U.S.) and the Solar + Storage cluster (Israel). Both transactions amount to over $500m, and are expected to close in the coming weeks. Upon financial close, we expect more than $300m of excess equity to be recycled back to the Company.

•	Raised NIS 319m through an unsecured bond issuance in Israel at a 5.8% effective yield

•	Divested several non-core projects for $19m

Third Quarter Portfolio Updates

•	2023 project plan achieved with a total of 1.8 GW of generation now operational; 256 MW and 90 MWh reached COD since last quarter’s earnings report

•	Expanded the Mature Project portfolio by 530 MW and 1.3 GWh, largely through the addition of Country Acres and Quail Ranch, two projects in the Western U.S.

•
CO Bar cluster (1.2 GW and 0.8 GWh) expected to be delayed to 2026 COD driven by interconnection queue reform initiated by the Arizona regulator; Roadrunner and Quail Ranch to be accelerated to 2025 COD (414 MW and 1.34 GWh)

•	Executed 683 MW and 1.3 GWh of PPAs at attractive prices

“Our third quarter results demonstrate continued year over year growth in profitability, as characterized by our Net Income and Adjusted EBITDA. Moreover, we continue to see robust project returns, accelerated portfolio growth, and deep access to capital, despite the higher interest rate environment,” said Gilad Yavetz, CEO of Enlight Renewable Energy.

“We are uniquely positioned with our interconnection advantage to build large scale projects for utilities which urgently need power. This is enabling us to push PPA pricing higher, through the 1.8 GW of amendments secured in the last 18 months at an average price increase of 25%, and our newly signed PPAs. At the same time, our flexible procurement agreements have enabled us to capture the value of rapidly declining solar panel and battery prices. Declining project costs coupled with higher priced PPAs are pushing returns higher.”

“At the same time, we are continuing to convert our development projects into Mature Projects, including the 530 MW and 1.3 GWh we added to the Mature Portfolio this quarter. While Project CO Bar is now expected to be delayed to 2026, we have been able to accelerate some of our other major projects to 2025, while continuing to build the backlog for 2026 and beyond. Moreover, we continue to progress with our stated financing strategy. We are in the very final stages of securing more than $500m of project finance between Atrisco Solar and Israel Solar + Storage. When these transactions close, we expect more than $300m of equity to be recycled back to Enlight. Combined with cash on hand and cash flow from operational projects, we expect to have sufficient equity to reach up to 4.6 GW and 3.6 GWh of operational projects, extending out into 2026 CODs.”

“Finally, over a month ago Israel was attacked and now finds itself in a state of war. Despite this, Enlight continues to operate with minimal disruption. I am extremely proud of our employees’ focus and determination given the challenging environment. Our operational projects in Israel are currently producing power without impact, while the globally diversified nature of our portfolio between the United States, Europe and Israel continues to be a source of strength for our company.”

Overview of Financial and Operating Results: Revenue

In the third quarter of 2023, the Company’s revenues increased to $58m, up from $56m last year, a growth rate of 3% year over year. The Company benefited from the revenue contribution of new operational projects and inflation indexation embedded in PPAs for already operational projects. This was largely offset by a decline in revenues at Gecama year over year, driven by lower electricity prices relative to the prices observed in the same quarter last year.

($ thousands)	For the three months period ended		For the nine months period ended
Segment	Sep. 30, 2023	Sep. 30, 2022	Sep. 30, 2023	Sep. 30, 2022
Israel	17,192	17,768	46,949	40,453
Central-Eastern Europe	17,160	14,553	61,497	52,499
Western Europe	20,010	21,689	65,204	31,285
USA	1,965	-	1,965	-
Management and Construction	1,992	2,354	6,262	7,066
Total Revenues	58,319	56,364	181,876	131,303

Since the third quarter of last year, 544 MW and 81 MWh of projects started selling electricity, including Björnberget in Sweden, Apex Solar in the U.S., ACDC in Hungary, and several small solar and storage projects in Israel. These projects collectively contributed $8m of revenue during the third quarter of 2023. The biggest contributor was Björnberget ($5m), which is now operating at full production. The Company also benefited from inflation indexation embedded in its PPAs, which contributed an additional $3m of revenue during the quarter. This reflected an average indexation of 7.2% across 592 MW of PPAs for projects that have been operational for a full year.  There was no material net FX impact on the Company’s revenues this quarter. Gecama revenues fell year over year by 38% ($8m year over year), driven by lower power prices relative to last year’s peak electricity pricing. During the third quarter last year we sold electricity at Gecama at EUR 135 per MWh versus EUR 81 MWh for the same period this year.

Financial performance was well-balanced between Western Europe, Central-Eastern Europe (“CEE”) and Israel, with 60% of revenues in the third quarter of 2023 denominated in Euros, 6% in US Dollars, 4% in another European currency, and 30% denominated in Israeli shekel.

In addition to the above, the Company sold $5m of electricity in projects treated as financial assets in the third quarter. Under IFRS this revenue is accounted for as financing income or other non-P&L metrics.

Net Income

In the third quarter of 2023, the Company’s net income increased to $26m, a growth rate of 35% year over year. There was a non-cash benefit of $8m this quarter attributed to the mark to market of interest rate hedges the Company entered into ahead of the financial close process at Atrisco. Enlight utilizes such hedges as a way to reduce interest rate risk ahead of securing project finance. The residual change in net income was driven by a reduction in the expectation for earnout payments linked to the acquisition of Clenera of $12m, compared to a $18m reduction during the same period in 2022, and gains recognized on project divestitures of $8m.

Adjusted EBITDA*

In the third quarter of 2023, the Company’s Adjusted EBITDA grew by 32% to $47m compared to $36m for the same period in 2022.  The increase was driven by the same factors which affected our revenue increase; gains recognized from project divestures; and the final instalment of compensation payments from Siemens Gamesa linked to the delay in reaching full production at Björnberget.  We recognized $2m of compensatory payments from Siemens during the quarter. With respect to divestures, the Company sold its 10% stake in the Faraday solar project (683 MW), a pre-NTP (notice to proceed) development project in the U.S. for $190,000 per MW. We recognized a gain of $3m in the third quarter and expect to recognize an additional gain of $2m in the fourth quarter. Similarly, the Company sold 50% of several small operational projects in Israel (25 MW) for $465,000 per MW, recognizing a gain in the third quarter of $5m. These gains were offset by a $1m increase in overhead.

Portfolio Overview1

Key changes to the Company’s project portfolio during the third quarter of 2023:
•	Operational portfolio grew by 256 MW and 90 MWh, including Genesis Wind (207MW) and two projects which reached COD within the Solar & Storage cluster in Israel

•	Mature Project portfolio grew by 530 MW and 1,300 MWh, largely driven by Country Acres and Quail Ranch. These two projects have both signed PPAs and interconnection agreements.

1 As of November 20, 2023

United States

Project fundamentals in the U.S. remain strong. During the last 18 months, Enlight amended approximately 1.8 GW of PPA contracts at an average price increase of 25%, demonstrating the high value that utilities place on Enlight’s portfolio of advanced interconnections and strategically located projects. In addition, our solar panel and battery prices are falling as indexed equipment supply agreements are delivering capex savings. Both these trends are anticipated to drive favorable returns for projects expected to reach COD between 2024 and 2026.

Consistent with this backdrop, we are executing our financing strategy by recycling invested capital from Mature Projects back to Enlight. We have finalized definitive documentation with lenders for debt and tax equity of more than $300m at the solar portion of Atrisco (364 MW). Upon closing, which is expected imminently, excess equity of more than $200m will be recycled back to Enlight. We also divested our 10% holding of the Faraday project for $13m.

Since our last report, Enlight has continued to enlarge its U.S. portfolio. We added 556 MW and 1,228 MWh to our Mature Portfolio. The growth was primarily driven by the addition of Country Acres in November 2023 and Quail Ranch in October 2023, two combined solar and storage projects located in the Western U.S. We also expanded Roadrunner in light of greater demand from Arizona Electric Power Cooperative (AEPCO), the offtaker.

The Country Acres project has a capacity of 392 MW and 688 MWh and is located in northern California. We added the project to our Mature Portfolio upon signing both a PPA and interconnection agreement with the Sacramento Municipal Utility District. Enlight plans to begin construction on Country Acres in 2024 and reach COD in 2026.

In New Mexico, we signed a PPA with Public Service Company of New Mexico (PNM) for the Quail Ranch project, a 120 MW and 400 MWh expansion to the Atrisco project. A clear example of Enlight’s “Land & Expand” strategy, Quail Ranch is anticipated to share Atrisco’s interconnection infrastructure (which already has a signed interconnection agreement), efficiently reducing risk and increasing returns. Construction is expected to begin in 2024, with COD expected in 2025.

The Atrisco solar project (364 MW) is progressing well with all panels through U.S. customs or on site. We expect the solar portion of the project to reach COD during the third quarter of 2024. Construction of the storage portion of Atrisco (1.2 GWh) is progressing at a slower pace than originally planned due to supplier delays in the third quarter. We are evaluating the possibility of a change to our battery supplier in order to meet the project schedule. The Company now expects to reach COD on the storage portion of the project during the fourth quarter of 2024.

In Arizona, the Arizona Public Services (“APS”) recently enacted a reform of its interconnection process. The reform is being implemented pursuant to a FERC order issued in September 2023, and transitions APS’ interconnection study process from a “first-come, first-serve" approach to “first-ready, first-served". The interconnection associated with our CO Bar project (1.2 GW and 824 GWh) is governed by APS’ interconnection tariff. Although CO Bar is one of the most advanced projects in the APS queue, with its real estate, permitting, offtake, system impact study and affected systems secured, the change in the queue process is likely to delay receipt of CO Bar’s final interconnection agreement by approximately one year. This delay is anticipated to move the project’s expected COD from 2025 to 2026. Consistent with the reform’s first-ready first-served approach, Enlight is working with APS and its offtake partners to minimize the delay based on the project’s advanced status.

Our extensive portfolio of Mature Projects enables us to partially offset the impact of the CO Bar delay. The COD schedule for Roadrunner (294 MW and 940 MWh) is now being advanced from the first half of 2026 to the second half of 2025. We have also added Quail Ranch (120 MW and 400 MWh) with a planned COD in 2025. Both projects have signed interconnection agreements, executed PPAs, and advanced permitting in place.

On supply chain costs, our indexed supply contracts in the United States have enabled us to capture falling prices for solar panels and batteries. Enlight has the right to purchase up to 2 GW of modules compliant with AD/CVD and UFLPA with delivery through 2025 at spot prices. In the first half of 2023, our project models assumed panel pricing at 36-40 cents per watt and battery container pricing at approximately $250 per KWh. Today this equipment can be acquired at less than 30 cents per watt and under $180 per KWh.

Europe

The Company made progress on its European portfolio during the quarter. The Company achieved an offtake agreement for Pupin, a 94 MW wind project in Serbia. The arrangement will be structured through a “Contract for Differences” mechanism for 15 years with the state-owned utility Elektroprivreda Srbije, which will secure a base rate of EUR 68.88 per MWh for 72% of the project’s output, linked to Eurostat's Consumer Price Index. The remainder of the electricity produced will be sold on a merchant basis. Pupin is located adjacent to Blacksmith, our existing operational asset in Serbia, and both projects leverage the same interconnection point under our “Land and Expand” strategy.

On the development front, Gecama Solar (Spain), a 225 MW solar and 200 MWh storage project, is in final discussions with environmental authorities to secure its environmental permit, the site’s last major development milestone. Start of construction has now been pushed into H1 2024, with COD expected by H1 2025, a quarter delay from our expectation last quarter.

Within the Company’s operational portfolio in Europe, wind speeds during the third quarter were as expected. During the third quarter of 2023, Gecama (Spain) sold electricity at an average price of EUR 81 per MWh, of which 58% was hedged at EUR 67 per MWh with the remainder sold on merchant basis at EUR 100 per MWh. Windfall taxes were EUR 7 per MWh. Merchant prices in Spain are expected to remain high through 2024. As of the end of the third quarter, the Company signed hedges comprising 64% of expected production at an average price of EUR 99 per MWh for 2024 delivery. Given the current lack of a permanent government in Spain, there is uncertainty as to whether the windfall tax regime currently in place will be extended into 2024.

Israel

Genesis Wind, the largest renewable energy project in Israel totaling 207 MW, began commercial operation. Moreover, the Company continues to progress construction on the Solar + Storage project cluster, totaling 248 MW and 567 MWh of storage. Since the release of our last financial statements and until November 20, 2023 (the “Approval Date”), 49 MW and 90 MWh reached commercial operation, increasing the total operational capacity of the cluster to 72 MW and 135 MWh. Most of the remaining cluster is expected to be commercialized by the end of the first half of 2024.

Enlight continued to make progress on securing offtake for the Solar + Storage projects. Corporate PPAs were signed with the Israeli division of Applied Materials, BIG Shopping Centers, and other companies totaling 77 MW and 194 MWh, with negotiations ongoing with several additional offtakers. As a result of the deregulation of the electricity sector in Israel planned for the start of 2024, we are observing significant demand for renewable energy from our customers, which has in turn increased our PPA prices and the returns we expect to generate from our future projects.

The Company also sold a 50% stake in a 25 MW non-core project for $6m ($465,000 per MW).

Impact of Hostilities in Israel on Enlight’s Activities

On October 7, 2023, Israel was attacked by terrorist entities from the Gaza Strip, and now finds itself in a state of war. Despite this, Enlight continues to operate with minimal disruption, both in Israel and around the world.

With regards to Enlight’s portfolio of projects in Israel, 516 MW and 135 MWh are in operation, and 254 MW and 904 MWh are under construction / pre-construction. All operational projects are functioning without interruption and regular maintenance continues to be performed. We do expect an immaterial delay in the schedule for some of our Israeli projects under construction or pre-construction, as contractors and regulatory bodies are working at a slower pace.

The Company’s administrative and management teams based in Israel are fully operational at the moment, and we have put in place business continuity plans to minimize the potential impact of the conflict, including with respect to employees‘ call-up for military service.

Though Enlight is an Israeli-based company, most of our portfolio is located in Europe and the U.S. This global diversification provides a source of strength and commercial balance to the Company. Moreover, the relative contribution of Israel is set to fall in the coming years as new projects come online across Europe and the U.S. We provide below the current proportional representation of Israel within the Company’s overall financial performance and business structure for the nine months ended September 30, 2023:

•	Total revenues originating in Israel were $48m, representing 26% of total revenues for the period.

•	Total tangible fixed assets located in Israel amounted to $0.9bn, representing 33% of total tangible fixed assets

•
The number of employees located in Israel was 118, representing 45% of the company's total employees. We have put in business continuity plans with respect to the approximately 19% of Israel-based workers who are currently in active military service.

We stand fully behind staff, who, as army reservists, have been called up to serve in the Israel Defense Force. We also support the extensive community outreach and acts of goodwill that many Enlight employees have engaged in over the past weeks.

Project Finance Arrangements

Enlight is in the final stages of completing financial close for two major projects: Atrisco Solar in the U.S. and Solar+Storage cluster in Israel. Definitive documentation for the solar portion of Atrisco has been finalized for more than $300m of debt and tax equity. Completion of the transaction is expected imminently. We are also in the final steps of securing project finance for the Solar + Storage cluster in Israel, of approximately $200m. Upon closing, both these transactions combined are expected to recycle more than $300m of equity capital back to Enlight to be used to fund the Company’s future growth plans.

Balance Sheet

The Company maintains $170m of revolving credit facilities at several Israeli banks, of which $110m remain undrawn as of the end of the third quarter. These resources enhance our financial strength and provide additional flexibility to the Company as it delivers on its Mature Project portfolio.

($ thousands)	September 30, 2023
Cash and Cash Equivalents:
Enlight Renewable Energy Ltd ,Enlight EU Energies Kft and Enlight Renewable LLC, excluding subsidiaries (“Topco”)	98,367
Subsidiaries	147,173
Deposits:
Short term deposits	9,558
Restricted Cash:
Projects under construction	176,181
Reserves, including debt service, performance obligations and others	44,601
Total Cash	475,880

2023 Financial Outlook

Commenting on the outlook, Enlight Chief Financial Officer Nir Yehuda noted, “The Company’s financial performance during the third quarter exhibited the solid progress that characterizes our growth plan. We are therefore pleased to reaffirm our Revenue and Adjusted EBITDA guidance for 2023.”

Details of the 2023 outlook include:

•	Revenue between $265m and $275m

•	Adjusted EBITDA[2] between $188m and $198m

Conference Call Information

Enlight plans to hold its Third Quarter 2023 Conference Call and Webcast on Monday, November 20, 2023 at 8:00 a.m. ET to review its financial results and business outlook. Management will deliver prepared remarks followed by a question-and-answer session. Participants can join by conference call or webcast:

•	Conference Call: Please pre-register by conference call: https://register.vevent.com/register/BI52779dbf5d764f61a8c1c4117b0b630f

Upon registering, you will be emailed a dial-in number, direct passcode and unique PIN.

•	Webcast:

Please join and register by webcast https://edge.media-server.com/mmc/p/y6yz9xyf
The press release with the financial results as well as the investor presentation materials will be accessible from the Company’s website prior to the conference call. Approximately one hour after completion of the live call, an archived version of the webcast will be available on the Company’s investor relations website at https://enlightenergy.co.il/info/investors/.

2 The section titled “Non-IFRS Financial Measures” below contains a description of Adjusted EBITDA, a non-IFRS financial measure discussed in this press release. A reconciliation between Adjusted EBITDA and Net Income, its most directly comparable IFRS financial measure, is contained in the tables below. The Company is unable to provide a reconciliation of Adjusted EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted. These items may include, but are not limited to, forward-looking depreciation and amortization, share based compensation, other income, finance income, finance expenses, share of losses of equity accounted investees and taxes on income. Such information may have a significant, and potentially unpredictable, impact on the Company’s future financial results. We note that “Adjusted EBITDA” measures that we disclosed in previous filings in Israel were not comparable to “Adjusted EBITDA” disclosed in the release and in our future filings.

Supplemental Financial and Other Information

We intend to announce material information to the public through the Enlight investor relations website at https://enlightenergy.co.il/info/investors, SEC filings, press releases, public conference calls, and public webcasts. We use these channels to communicate with our investors, customers, and the public about our company, our offerings, and other issues. As such, we encourage investors, the media, and others to follow the channels listed above, and to review the information disclosed through such channels. Any updates to the list of disclosure channels through which we will announce information will be posted on the investor relations page of our website.

Non-IFRS Financial Measures

This release presents Adjusted EBITDA, a financial metric, which is provided as a complement to the results provided in accordance with the International Financial Reporting Standards as issued by the International Accounting Standards Board (“IFRS”). A reconciliation of the non-IFRS financial information to the most directly comparable IFRS financial measure is provided in the accompanying tables found at the end of this release.

We define Adjusted EBITDA as net income (loss) plus depreciation and amortization, share based compensation, finance expenses, taxes on income and share in losses of equity accounted investees and minus finance income and non-recurring other income. Non-recurring other income for the third quarter of 2023 included income recognized in relation to the reduction of earnout we expect to pay as part of the Clenera Acquisition and other income recognized in relation to tax credits for projects in the United States. With respect to other expense (income), as part of Enlight’s strategy to accelerate growth and reduce the need for equity financing, the Company sells parts of, or entire, developed assets from time to time, and therefore includes realized gains and losses from these asset dispositions in Adjusted EBITDA. Our management believes Adjusted EBITDA is indicative of operational performance and ongoing profitability and uses Adjusted EBITDA to evaluate the operating performance and for planning and forecasting purposes.

Non-IFRS financial measures have limitations as analytical tools and should not be considered in isolation or as substitutes for financial information presented under IFRS. There are a number of limitations related to the use of non-IFRS financial measures versus comparable financial measures determined under IFRS. For example, other companies in our industry may calculate the non-IFRS financial measures that we use differently or may use other measures to evaluate their performance. All of these limitations could reduce the usefulness of our non-IFRS financial measures as analytical tools. Investors are encouraged to review the related IFRS financial measure, Net Income, and the reconciliations of Adjusted EBITDA provided below to Net Income and to not rely on any single financial measure to evaluate our business.

Special Note Regarding Forward-Looking Statements

This press release contains forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. We intend such forward-looking statements to be covered by the safe harbor provisions for forward-looking statements as contained in Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. All statements contained in this press release other than statements of historical fact, including, without limitation, statements regarding the Company’s business strategy and plans, capabilities of the Company’s project portfolio and achievement of operational objectives, market opportunity and potential growth, discussions with commercial counterparties and financing sources, progress of Company projects, including anticipated timing of related approvals and anticipated production delays, the Company’s future financial results, expected impact from various regulatory developments, expectations regarding wind production, electricity prices and windfall taxes, the potential impact of the current conflicts in Israel on our operations and financial condition and Company actions designed to mitigate such impact, and Revenue and Adjusted EBITDA guidance, the expected timing of completion of our ongoing projects, and the Company’s anticipated cash requirements and financing plans, are forward-looking statements. The words “may,” “might,” “will,” “could,” “would,” “should,” “expect,” “plan,” “anticipate,” “intend,” “target,” “seek,” “believe,” “estimate,” “predict,” “potential,” “continue,” “contemplate,” “possible,” “forecasts,” “aims” or the negative of these terms and similar expressions are intended to identify forward-looking statements, though not all forward-looking statements use these words or expressions.

These statements are neither promises nor guarantees, but involve known and unknown risks, uncertainties and other important factors that may cause our actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements, including, but not limited to, the following: our ability to site suitable land for, and otherwise source, renewable energy projects and to successfully develop and convert them into Operational Projects; availability of, and access to, interconnection facilities and transmission systems; our ability to obtain and maintain governmental and other regulatory approvals and permits, including environmental approvals and permits; construction delays, operational delays and supply chain disruptions leading to increased cost of materials required for the construction of our projects, as well as cost overruns and delays related to disputes with contractors; our suppliers’ ability and willingness to perform both existing and future obligations; competition from traditional and renewable energy companies in developing renewable energy projects; potential slowed demand for renewable energy projects and our ability to enter into new offtake contracts on acceptable terms and prices as current offtake contracts expire; offtakers’ ability to terminate contracts or seek other remedies resulting from failure of our projects to meet development, operational or performance benchmarks; various technical and operational challenges leading to unplanned outages, reduced output, interconnection or termination issues; the dependence of our production and revenue on suitable meteorological and environmental conditions, and our ability to accurately predict such conditions; our ability to enforce warranties provided by our counterparties in the event that our projects do not perform as expected; government curtailment, energy price caps and other government actions that restrict or reduce the profitability of renewable energy production; electricity price volatility at assets with merchant exposure, unusual weather conditions (including the effects of climate change, could adversely affect wind and solar conditions), catastrophic weather-related or other damage to facilities, unscheduled generation outages, maintenance or repairs, unanticipated changes to availability due to higher demand, shortages, transportation problems or other developments, environmental incidents, or electric transmission system constraints and the possibility that we may not have adequate insurance to cover losses as a result of such hazards; our dependence on certain operational projects for a substantial portion of our cash flows; our ability to continue to grow our portfolio of projects through successful acquisitions; changes and advances in technology that impair or eliminate the competitive advantage of our projects or upsets the expectations underlying investments in our technologies; our ability to effectively anticipate and manage cost inflation, interest rate risk, currency exchange fluctuations (such as recent declines in the value of the Israeli shekel following Hamas’ attacks against Israel) and other macroeconomic conditions that impact our business; our ability to retain and attract key personnel; our ability to manage legal and regulatory compliance and litigation risk across our global corporate structure; our ability to protect our business from, and manage the impact of, cyber-attacks, disruptions and security incidents, as well as acts of terrorism or war; changes to existing renewable energy industry policies and regulations that present technical, regulatory and economic barriers to renewable energy projects; the reduction, elimination or expiration of government incentives for, or regulations mandating the use of, renewable energy; our ability to effectively manage our supply chain and comply with applicable regulations with respect to international trade relations, tariffs, sanctions, export controls and anti-bribery and anti-corruption laws; our ability to effectively comply with Environmental Health and Safety and other laws and regulations and receive and maintain all necessary licenses, permits and authorizations; our performance of various obligations under the terms of our indebtedness (and the indebtedness of our subsidiaries that we guarantee) and our ability to continue to secure project financing on attractive terms for our projects; limitations on our management rights and operational flexibility due to our use of tax equity arrangements; potential claims and disagreements with partners, investors and other counterparties that could reduce our right to cash flows generated by our projects; our ability to comply with tax laws of various jurisdictions in which we currently operate as well as the tax laws in jurisdictions in which we intend to operate in the future; the unknown effect of the dual listing of our ordinary shares on the price of our ordinary shares; various risks related to our incorporation and location in Israel, including with respect to conflicts with Hamas and other hostile groups; the costs and requirements of being a public company, including the diversion of management’s attention with respect to such requirements; certain provisions in our Articles of Association and certain applicable regulations that may delay or prevent a change of control; and other risk factors set forth in the section titled “Risk factors” in our Annual Report on Form 20-F for the fiscal year ended December 31, 2022, filed with the Securities and Exchange Commission (the “SEC”), as may be updated in our other documents filed with or furnished to the SEC.

These statements reflect management’s current expectations regarding future events and operating performance and speak only as of the date of this press release. You should not put undue reliance on any forward-looking statements. Although we believe that the expectations reflected in the forward-looking statements are reasonable, we cannot guarantee that future results, levels of activity, performance and events and circumstances reflected in the forward-looking statements will be achieved or will occur. Except as required by applicable law, we undertake no obligation to update or revise publicly any forward-looking statements, whether as a result of new information, future events or otherwise, after the date on which the statements are made or to reflect the occurrence of unanticipated events.

About Enlight

Founded in 2008, Enlight develops, finances, constructs, owns, and operates utility-scale renewable energy projects. Enlight operates across the three largest renewable segments today: solar, wind and energy storage. A global platform, Enlight operates in the United States, Israel and 9 European countries. Enlight has been traded on the Tel Aviv Stock Exchange since 2010 (TASE: ENLT) and completed its U.S. IPO (Nasdaq: ENLT) in 2023.

Appendix 1 – Financial information
Consolidated Statements of Income

	For the nine months ended at September 30		For the three months ended at September 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Revenues	181,876	131,303	58,319	56,364
Cost of sales	(33,356)	(28,154)	(12,943)	(13,873)
Depreciation and amortization	(42,807)	(27,544)	(16,846)	(11,330)
Gross profit	105,713	75,605	28,530	31,161
General and administrative expenses	(24,188)	(21,774)	(7,697)	(7,862)
Development expenses	(4,265)	(4,262)	(1,377)	(1,609)
Other income	37,959	18,269	23,225	17,351
	9,506	(7,767)	14,151	7,880
Operating profit	115,219	67,838	42,681	39,041

Finance income	44,380	19,181	12,118	5,878
Finance expenses	(51,799)	(50,465)	(18,368)	(18,802)
Total finance expenses, net	(7,419)	(31,284)	(6,250)	(12,924)

Profit before tax and equity loss	107,800	36,554	36,431	26,117
Share of losses of equity accounted investees	(467)	(72)	(99)	(2)
Profit before income taxes	107,333	36,482	36,332	26,115
Taxes on income	(25,494)	(9,324)	(10,200)	(6,820)
Profit for the period	81,839	27,158	26,132	19,295

Profit for the period attributed to:
Owners of the Company	61,297	19,436	22,756	16,757
Non-controlling interests	20,542	7,722	3,376	2,538
	81,839	27,158	26,132	19,295
Earnings per ordinary share (in USD)
with a par value of NIS 0.1, attributable to
owners of the parent Company:
Basic earnings per share	0.48	0.20	0.14	0.17
Diluted earnings per share	0.45	0.20	0.13	0.17
Weighted average of share capital used in the
calculation of earnings:
Basic per share	114,996,288	95,904,739	117,825,464	98,537,915
Diluted per share	123,284,367	98,569,928	125,866,004	101,150,703

Consolidated Statements of Financial Position as of

	September 30	December 31
	2023	2022
	USD in	USD in
	Thousands	Thousands
	(Unaudited)	(Audited)
Assets

Current assets
Cash and cash equivalents	245,540	193,869
Deposits in banks	9,558	4,054
Restricted cash	176,181	92,103
Financial assets at fair value through profit or loss	-	33,895
Trade receivables	34,795	39,822
Other receivables	51,501	36,953
Current maturities of contract assets	7,513	7,622
Current maturities of loans to investee entities	-	13,893
Other financial assets	7,053	1,493
Total current assets	532,141	423,704

Non-current assets
Restricted cash	44,601	38,728
Other long term receivables	30,315	6,542
Deferred costs in respect of projects	238,043	205,575
Deferred borrowing costs	2,552	6,519
Loans to investee entities	48,458	14,184
Contract assets	87,240	99,152
Fixed assets, net	2,717,434	2,220,734
Intangible assets, net	276,538	279,717
Deferred taxes assets	8,443	4,683
Right-of-use asset, net	112,161	96,515
Financial assets at fair value through profit or loss	48,401	42,918
Other financial assets	93,405	94,396
Total non-current assets	3,707,591	3,109,663

Total assets	4,239,732	3,533,367

Consolidated Statements of Financial Position as of (Cont.)

	September 30	December 31
	2023	2022
	USD in	USD in
	Thousands	Thousands
	(Unaudited)	(Audited)
Liabilities and equity

Current liabilities
Credit and current maturities of loans from banks and other financial institutions	157,282	165,627
Trade payables	51,096	34,638
Other payables	125,735	77,864
Current maturities of debentures	24,881	15,832
Current maturities of lease liability	5,561	5,850
Financial liabilities through profit or loss	35,719	35,283
Other financial liabilities	83,592	50,255
Total current liabilities	483,866	385,349

Non-current liabilities
Debentures	277,881	238,520
Other financial liabilities	57,368	-
Convertible debentures	123,106	131,385
Loans from banks and other financial institutions	1,494,901	1,419,057
Loans from non-controlling interests	88,090	90,908
Financial liabilities through profit or loss	28,197	48,068
Deferred taxes liabilities	43,897	14,133
Employee benefits	6,833	12,238
Lease liability	110,771	93,773
Other payables	64,142	-
Asset retirement obligation	49,281	49,902
Total non-current liabilities	2,344,467	2,097,984

Total liabilities	2,828,333	2,483,333

Equity
Ordinary share capital	3,289	2,827
Share premium	1,028,511	762,516
Capital reserves	46,573	30,469
Proceeds on account of convertible options	15,495	15,496
Accumulated profit (loss)	47,660	(7,214)
Equity attributable to shareholders of the Company	1,141,528	804,094
Non-controlling interests	269,871	245,940
Total equity	1,411,399	1,050,034
Total liabilities and equity	4,239,732	3,533,367

Consolidated Statements of Cash Flows

	For the nine months ended at September 30		For the three months ended at September 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows for operating activities
Profit for the period	81,839	27,158	26,132	19,295
Adjustments required to present cash flows from operating activities (Annex A)	67,363	35,717	17,957	5,016

Cash from operating activities	149,202	62,875	44,089	24,311
Interest receipts	9,593	3,526	1,802	2,069
Interest paid	(38,073)	(25,322)	(15,377)	(10,051)
Income Tax paid	(6,989)	(3,105)	(4,135)	(1,364)
Repayment of contract assets	11,974	15,430	4,527	4,731

Net cash from operating activities	125,707	53,404	30,906	19,696

Cash flows for investing activities
Sale (Acquisition) of consolidated entities	252	(2,053)	252	(2,053)
Restricted cash, net	(97,217)	(108,076)	(99,223)	(35,483)
Purchase, development, and construction of fixed assets	(565,930)	(446,594)	(220,639)	(199,905)
Investment in deferred costs in respect of projects	(28,849)	(17,769)	(14,518)	(1,003)
Proceeds from sale (purchase) of short-term financial assets measured at fair value through profit or loss, net	32,601	166	32,756	(24)
Changes in bank deposits	(5,653)	(45,406)	(6,103)	(45,406)
Loans provided to investee, net	(25,181)	(16,362)	(16,278)	(16,362)
Payments on account of acquisition of consolidated company	(4,806)	(4,000)	(3,733)	(2,798)
Investment in investee	(65)	(2,477)	-	(2,379)
Purchase of long-term financial assets measured at fair value through profit or loss	(5,682)	(5,667)	-	(4,148)
Net cash used in investing activities	(700,530)	(648,238)	(327,486)	(309,561)

Consolidated Statements of Cash Flows (Cont.)

	For the nine months ended at September 30		For the three months ended at September 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)

Cash flows from financing activities
Receipt of loans from banks and other financial institutions	307,478	385,522	104,936	172,404
Repayment of loans from banks and other financial institutions	(186,784)	(37,181)	(144,036)	(13,149)
Issuance of debentures	83,038	-	83,038	-
Issuance of convertible debentures	-	47,755	-	-
Repayment of debentures	(14,735)	(16,620)	(13,435)	(16,620)
Dividends and distributions by subsidiaries to non-controlling interests	(7,013)	(2,949)	(1,786)	-
Proceeds in respect of derivative financial instruments	-	12,986	-	8,594
Proceeds from investments by tax-equity investors	198,774	-	198,774	-
Deferred borrowing costs	(1,521)	(3,198)	(480)	(561)
Receipt of loans from non-controlling interests	274	18,308	-	-
Repayment of loans from non-controlling interests	(1,485)	(2,324)	(822)	-
Issuance of shares	266,751	206,625	116	137,331
Exercise of share options	6	3	6	3
Repayment of lease liability	(4,195)	(3,556)	(1,264)	(841)
Proceeds from investment in entities by non- controlling interest	5,294	757	2,615	-

Net cash from financing activities	645,882	606,128	227,662	287,161

Increase (Decrease) in cash and cash equivalents	71,059	11,294	(68,918)	(2,704)

Balance of cash and cash equivalents at beginning of period	193,869	265,933	320,718	250,553

Effect of exchange rate fluctuations on cash and cash equivalents	(19,388)	(34,467)	(6,260)	(5,089)

Cash and cash equivalents at end of period	245,540	242,760	245,540	242,760

Consolidated Statements of Cash Flows (Cont.)

	For the nine months ended at September 30		For the three months ended at September 30
	2023	2022	2023	2022
	USD in	USD in	USD in	USD in
	Thousands	Thousands	Thousands	Thousands
	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
Annex A - Adjustments Required to Present Cash
Flows From operating activities:

Income and expenses not associated with cash
flows:
Depreciation and amortization	44,185	28,813	17,408	11,781
Finance expenses in respect of project finance loans	47,421	39,464	15,482	13,374
Finance expenses in respect of loans from non- controlling interests	1,402	1,009	665	559
Finance expenses (other income) in respect of contingent consideration, net	(17,861)	(15,507)	(11,558)	(17,407)
Interest income from deposits	(7,534)	(832)	(1,441)	(512)
Fair value changes of financial instruments measured at fair value through profit or loss	(1,418)	(2,600)	1,005	(3,191)
Share-based compensation	4,000	7,533	1,150	2,423
Deferred taxes	10,163	4,580	1,499	3,450
Other income	(14,510)	-	(6,600)	-
Finance expenses in respect of lease liability	1,564	1,401	475	548
Finance income in respect of contract asset	(8,364)	(14,573)	(2,414)	(3,142)
Exchange rate differences and others	(1,726)	304	(37)	1,034
Interest income from loans to investees	(1,042)	(863)	(594)	(324)
Company’s share in losses of investee partnerships	467	72	99	2
Finance expenses (income) in respect of forward transaction	(10,970)	3,835	(7,991)	3,012
	45,777	52,636	7,148	11,607

Changes in assets and liabilities items:
Change in other receivables	(2,197)	(4,253)	3,224	(3,402)
Change in trade receivables	4,010	(27,022)	(6,827)	(16,965)
Change in other payables	19,283	14,892	13,753	12,945
Change in trade payables	490	(536)	659	831
	21,586	(16,919)	10,809	(6,591)

	67,363	35,717	17,957	5,016

Segmental Reporting

	For the nine months ended September 30, 2023
	Israel	Central-Eastern Europe	Western Europe	USA	Management and construction	Total reportable segments	Adjustments	Total
	(Unaudited)
	USD in thousands

External revenues	46,949	61,497	65,204	1,965	6,261	181,876	-	181,876
Inter-segment revenues	-	-	-	-	3,566	3,566	(3,566)	-
Total revenues	46,949	61,497	65,204	1,965	9,827	185,442	(3,566)	181,876

Segment Adjusted
EBITDA	49,218	51,079	62,124	1,977	2,452	166,850	-	166,850

Reconciliations of unallocated amounts:
Headquarter costs (*)	(21,912)
Gains from projects disposals	7,883
Intersegment profit	1,419
Repayment of contract asset under concession arrangements	(11,974)
Depreciation and amortization and share based compensation	(48,185)
Other incomes not attributed to segments	21,138
Operating profit	115,219
Finance income	44,380
Finance expenses	(51,799)
Share in the losses of equity accounted investees	(467)
Profit before income taxes	107,333

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (cont.)

	For the nine months ended September 30, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	(Unaudited)
	USD in thousands

External revenues	40,453	52,499	31,285	7,066	131,303	-	131,303
Inter-segment revenues	-	-	-	4,298	4,298	(4,298)	-
Total revenues	40,453	52,499	31,285	11,364	135,601	(4,298)	131,303

Segment Adjusted
EBITDA	47,990	42,096	22,132	3,224	115,442	-	115,442

Reconciliations of unallocated amounts:
Headquarter costs (*)	(13,344)
Intersegment profit	53
Repayment of contract asset under concession arrangements	(15,430)
Depreciation and amortization and share based compensation	(36,346)
Other incomes not attributed to segments	17,463
Operating profit	67,838
Finance income	19,181
Finance expenses	(50,465)
Share in the losses of equity accounted investees	(72)
Profit before income taxes	36,482

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (cont.)

	For the three months ended September 30, 2023
	Israel	Central-Eastern Europe	Western Europe	USA	Management and construction	Total reportable segments	Adjustments	Total
	(Unaudited)
	USD in thousands

External revenues	17,192	17,160	20,011	1,965	1,991	58,319	-	58,319
Inter-segment revenues	-	-	-	-	924	924	(924)	-
Total revenues	17,192	17,160	20,011	1,965	2,915	59,243	(924)	58,319

Segment Adjusted
EBITDA	18,768	13,641	15,477	1,977	658	50,521	-	50,521

Reconciliations of unallocated amounts:
Headquarter costs (*)	(7,419)
Gains from projects disposals	7,883
Intersegment profit	718
Repayment of contract asset under concession arrangements	(4,527)
Depreciation and amortization and share based compensation	(18,558)
Other incomes not attributed to segments	14,063
Operating profit	42,681
Finance income	12,118
Finance expenses	(18,368)
Share in the losses of equity accounted investees	(99)
Profit before income taxes	36,332

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Segmental Reporting (cont.)

	For the three months ended September 30, 2022
	Israel	Central-Eastern Europe	Western Europe	Management and construction	Total reportable segments	Adjustments	Total
	(Unaudited)
	USD in thousands

External revenues	17,768	14,553	21,689	2,354	56,364	-	56,364
Inter-segment revenues	-	-	-	1,082	1,082	(1,082)	-
Total revenues	17,768	14,553	21,689	3,436	57,446	(1,082)	56,364

Segment Adjusted
EBITDA	19,365	11,323	14,652	651	45,991	-	45,991

Reconciliations of unallocated amounts:
Headquarter costs (*)	(5,678)
Intersegment profit	200
Repayment of contract asset under concession arrangements	(4,731)
Depreciation and amortization and share based compensation	(14,204)
Other incomes not attributed to segments	17,463
Operating profit	39,041
Finance income	5,878
Finance expenses	(18,802)
Share in the losses of equity accounted investees	(2)
Profit before income taxes	26,115

(*)	Including general and administrative and development expenses (excluding depreciation and amortization and share based compensation).

Appendix 2 - Reconciliations between Net Income to Adjusted EBITDA

($ thousands)	For the nine months ended at		For the three months ended at
	09/30/23	09/30/22	09/30/23	09/30/22
Net Income (loss)	81,839	27,158	26,132	19,295
Depreciation and amortization	44,185	28,813	17,408	11,781
Share based compensation	4,000	7,533	1,150	2,423
Finance income	(44,380)	(19,181)	(12,118)	(5,878)
Finance expenses	51,799	50,465	18,368	18,802
Non-recurring other income (*)	(21,138)	(17,463)	(14,063)	(17,463)
Share of losses of equity accounted investees	467	72	99	2
Taxes on income	25,494	9,324	10,200	6,820
Adjusted EBITDA	142,266	86,721	47,176	35,782

* Non-recurring other income comprised the recognition of income related to reduced earnout payments expected to be incurred for the acquisition of Clenera for early-stage projects and other income recognized in relation to tax credits for projects in the United States

Appendix 3 - Mature Projects: 5.4 GW and 5.7 GWh operational by 2026

Appendix 4a)  Segment information: Operational projects

($ thousands)			9 Months ended September 30						3 Months ended September 30
Operational Project Segments	Installed Capacity (MW)	Installed Storage (MWh)	Generation (GWh)		Reported Revenue*		Segment Adjusted EBITDA****		Generation (GWh)		Reported Revenue*		Segment Adjusted EBITDA****
			2023	2022	2023	2022	2023	2022	2023	2022	2023	2022	2023	2022
Israel*	277	80	418	408	46,949	40,453	53,886	47,990	143	174	17,192	17,768	23,436	19,377
W. Europe****	831	-	1,050	391	65,204	31,285	62,125	22,133	375	205	20,010	21,689	15,478	14,656
CEE	342	-	560	533	61,497	52,499	51,079	42,095	160	154	17,160	14,553	13,641	11,335
USA	106	-	54	-	1,965	-	1,977	-	54	-	1,965	-	1,977	-
Total Consolidated	1,556	80	2,082	1,332	175,615	124,237	169,067	112,218	732	534	56,327	54,010	54,532	45,368
Unconsolidated at Share	12	-
Total	1,568	80
Total Consolidated YTD Segment Adjusted EBITDA														169,067
Less: YTD EBITDA for projects that were not fully operational for 1-9/2023														(19,643)
Annualized Consolidated Adjusted EBITDA**														199,232
Invested capital for projects that were fully operational as of January 1st 2023***														1,600,000
Asset Level Return on Project Costs														12.5%

* In addition to our reported revenue, we generated $13m and $5m in the 9 months and 3 months respectively, ended September 2023 of proceeds from the sale of electricity under long terms PPAs which are not treated as revenue (projects treated as Financial Assets)

** We use an annualized total amount of Segment Adjusted EBITDA given the rapid growth of our Operational Projects between quarters, which resulted in rapid growth in our Segment Adjusted EBITDA in between quarters. In addition, our geographic and technological diversity substantially mitigates any seasonal effects.

*** Invested capital in a project reflects the total cost we incurred to complete the development and construction of such project.

**** EBITDA results included $10m and $2m in the 9 months and 3 months respectively, ended September 2023 of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget

b)  Operational Projects Further Detail
($ thousands)				9 Months ended September 30, 2023		3 Months ended September 30, 2023
Operational Project	Segment	Installed Capacity (MW)	Installed Storage (MWh)	Reported Revenue*	Segment Adjusted EBITDA**	Reported Revenue*	Segment Adjusted EBITDA**	Debt balance as of September 30, 2023	Ownership %
Emek Habacha	Israel	109	-	22,534		8,263		154,800	41%
Haluziot	Israel	55	-	15,556		5,679		166,874	90%
Sunlight 1+2	Israel	42	-	4,608		1,224		33,166	81%
Solar+ storage 1.1	Israel	40	80	541		541		-	100%
Israel Solar Projects*	Israel	31	-	3,710		1,485		109,909	98%
Total Israel		277	80	46,949	53,886	17,192	23,436	464,749
Gecama	W. Europe	329	-	43,047		12,692		162,200	72%
Bjorenberget**	W. Europe	372	-	9,580		4,978		175,684	55%
Picasso	W. Europe	116	-	11,034		1,972		78,476	69%
Tully	W. Europe	14	-	1,543		369		11,986	50%
Total Western Europe		831	-	65,204	62,125	20,010	15,478	428,346
Selac	CEE	105	-	20,765		5,966		100,401	60%
Blacksmith	CEE	105	-	22,664		4,744		95,605	50%
Lukovac	CEE	49	-	11,141		3,258		40,431	50%
Attila	CEE	57	-	6,243		2,508		32,435	50%
AC/DC	CEE	26	-	684		684		-	100%
Total Central and Eastern Europe ("CEE")		342	-	61,497	51,079	17,160	13,461	268,872
Apex Solar	USA	106	-	1,965		1,965		-	100%
Total USA		106	-	1,965	1,977	1,965	1,977	-
Total Consolidated Projects		1,556	80	175,615	169,067	56,327	54,532	1,161,967
Uncons. Projects at share		12							50%
Total		1,568	80	175,615	169,067	56,327	54,532	1,161,967

($ millions)
Operational after financial statements	Segment	Installed Capacity (MW)	Installed Storage (MWh)			Est. First Full Year Revenue	Est. First Full Year EBITDA	Debt balance as of September 30, 2023	Ownership %
Haluziot 2	Israel	32	55			4	3	27	90%
Genesis	Israel	207	-			50	40	290	54%
Total		239	55			54	43	317

* In addition to our reported revenue, we generated $13m and $5m in the 9 months and 3 months respectively, ended September 23 of proceeds from the sale of electricity under long terms PPAs which are not treated as revenue (projects treated as Financial Assets)
** EBITDA results included $10m and $2m in the 9 months and 3 months respectively, ended September 2023 of compensation recognized from Siemens Gamesa due to the delay in reaching full production at Project Björnberget

c)	Projects under construction

Consolidated Projects ($ millions)*	Country	Capacity (MW)	Storage Capacity (MWh)	Est. COD*	Est. Total Project Cost	Est. Net Capex (Relevant for US Projects) ******	Capital Invested as of Sep 30, 2023	Est. Equity Required (%)	Equity Invested as of Sep 30, 2023	Est. Tax Equity (% of project cost)**	Debt balance as of Sep 30, 2023	Est. First Full Year Revenue	Est. First Full Year EBITDA****	Ownership% *****
Atrisco Solar	United States	364	1,200	Q3/Q4 2024	810-852***	424-446	335	12.5%	335	55%	-	51-53	43-45	100%
Solar+Storage Clusters	Israel	177	432	Q4 2023 – H1 2024	246-259	N/A	150	35%	126	N/A	24	24-26	17-18	65%
Tapolca	Hungary	60	-	H2 2024	48-50	N/A	31	40%	31	N/A	-	8-9	7-8	100%
Pupin	Serbia	94	-	H2 2025	149-157	N/A	16	40%	16	N/A	-	21-22	13-14	100%
Total Consolidated Projects		695	1,632		1,253-1,318	424-446	532		508		24	104-110	80-85
Uncons. Projects at share	Israel	19	16	H2 2024	17-18	N/A	20	30%	20	N/A	-	2	2	50%
Total		714	1,648		1,270-1,336	424-446	552		528		24	106-112	82-87

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (September 30, 2023). COD date estimates are as of the Approval Date of these financial statements (November 20th 2023)

** Total tax equity investment anticipated as a percentage of total project costs

***  Project costs for Atrisco are presented as net of reimbursable network upgrades of $68m which are to be reimbursed in first five years of project

**** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted.

***** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight capital plus a preferred return

****** Net construction costs assume receipt of certain ITC and PTC credits under the IRA and are net of the estimated value of these credits. For certain projects, PTC is assumed, based on the project’s expected production and a yearly CPI indexation of 2%, discounted by 8% to COD. For other projects ITC is assumed at the relevant ITC rate (30% or 40% of costs, if within energy community). The net cost does not reflect the full tax equity investment, only the estimated value of the tax credits.

d)	Pre-Construction Projects (due to commence construction within 12 months of the Approval Date)

Major Projects ($ millions)*	Country	Generation Capacity (MW)	Storage Capacity (MWh)	Est. COD*	Est. Total Project Cost	Est. Net Capex (Relevant for US Projects)	Capital Invested as of Sep 30, 2023	Est. Equity Required (%)	Equity Invested as of Sep 30, 2023	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***	Ownership %****
CoBar Complex	United States	1,211	824	H2-2026	1,548-1,623	908-954	27	17%	27	50%	107-113	82-86	100%
Rustic Hills	United States	256	-	2026	329-346	197-207	5	12%	5	49%	22-23	19-20	100%
Roadrunner	United States	294	940	H2 2025	564-592	333-351	1	15%	1	50%	49-51	39-41	100%
Country Acres	United States	392	688	H2 2026	662-696	463-487	2	12.5%	2	46%	59-62	49-51	100%
Quail Ranch	United States	120	400	H2 2025	263-276	157-165	0	10%	0	59%	22-23	18-19	100%
Gecama Solar	Spain	225	200	H1 2025	226-238	N/A	1	50%	1	N/A	39-41	33-34	72%

Other Projects ($ millions)*	MW Deployment			Storage Capacity (MWh)	Est. Total Project Cost	Est. Net Capex (Relevant for US Projects)	Capital Invested as of Sep 30, 2023	Est. Equity Required (%)	Equity Invested as of Sep 30, 2023	Est. Tax Equity (% of project cost)**	Est. First Full Year Revenue	Est. First Full Year EBITDA***	Ownership %****
	2024	2025	2026
United States	-	128	191	-	372-392	260-273	12	17%	12	39%	28-29	21-22	100%
Europe	-	-	-	400	112-117	N/A	-	45%	-	N/A	33-35	14-15	100%
Israel	-	-	38	406	165-175	N/A	2	28%	2	N/A	38-40	13-14	70%
Total	-	128	229	806	649-684	260-273	14		14		99-104	48-51
Uncons. projects at share	-	20	-	50	26-27	N/A	-	30%	-	N/A	3	2	50%

Total Pre-Construction	2,874	MW		3,908 MWh	4,267-4,482	2,318-2,437	50		50		400-420	290-304

* For projects not located in the United States, the conversion into U.S. dollars was based on foreign exchange rates as of the date of the financial statements (September 30, 2023). COD date estimates are as of the Approval Date of these financial statements (November 20th 2023)

** Total tax equity investment anticipated as a percentage of total project costs
*** EBITDA does not include recognition of PTC or ITC tax credits. EBITDA is a non-IFRS financial measure. The Company is unable to provide a reconciliation of EBITDA to Net Income on a forward-looking basis without unreasonable effort because items that impact this IFRS financial measure are not within the Company’s control and/or cannot be reasonably predicted
**** The legal ownership share for all U.S. projects is 90%, but Enlight invests 100% of the equity in the project and entitled to 100% of the project distributions until full repayment of Enlight capital plus a preferred return

Appendix 5 – Corporate level (TopCo) debt

($ thousands)	September 30, 2023
Debentures:
Debentures	303,485*
Convertible debentures	123,190
Loans from banks and other financial institutions:
Loans from banks and other financial institutions	175,383
Total corporate level debt	602,058

* Including current maturities of debentures in the amount of 25,603

Appendix 6 – Functional Currency Conversion Rates:

The financial statements of each of the Company’s subsidiaries were prepared in the currency of the main economic environment in which it operates (hereinafter: the “Functional Currency”). For the purpose of consolidating the financial statements, results and financial position of each of the Group’s member companies are translated into the Israeli shekel (“NIS”), which is the Company’s Functional Currency. The Group’s consolidated financial statements are presented in U.S. dollars (“USD”).

FX Rates to USD:

Date of the financial statements:	Euro	NIS
As of 30th September 2023	1.06	0.26
As of 30th September 2022	0.98	0.28

Average for the 3 months period ended:
September 2023	1.09	0.27
September 2022	1.01	0.29